2 January 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 155,400 Reed Elsevier PLC ordinary shares at a price of 8.996891p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 99,602,234 ordinary shares in treasury, and has 1,167,389,718 ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 90,000 Reed Elsevier NV ordinary shares at a price of €15.4937 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 60,985,193 ordinary shares in treasury, and has 674,164,763 ordinary shares in issue (excluding treasury shares).